UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated December 19, 2014

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒  Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐  No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐  No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐  No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

National Directory of Legal Entities Registration [CNPJ/MF] number 60.643.228/0001-21

Board of Trade Company Registration [NIRE] number 35.300.022.807

(Publicly Traded Company)

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

HELD ON DECEMBER 11th, 2014

Date, time and place: Meeting held on December 11th, 2014, at 9:00 a.m., at the registered office of the Company, at Rua Fidêncio Ramos, no. 302, 4º andar, Torre B, Edifício Vila Olímpia Corporate, District Vila Olímpia, in the City of São Paulo, State of São Paulo.

Notice of Call: The members of the Board of Directors were duly convened according to the provisions set forth in the Item 6 of its Bylaws.

Attendances: The Meeting relied on the attendance of all acting members of the Board of Directors of the Company: Mr. José Luciano Duarte Penido (Chairman of the Board of Directors); Mr. Alexandre Gonçalves Silva; Mr. Carlos Augusto Lira Aguiar; Mr. Eduardo Rath Fingerl; Mr. João Carvalho de Miranda; Mr. João Henrique Batista de Souza Schmidt; Mr. Julio Cesar Maciel Ramundo; Mr. Marcos Barbosa Pinto; and Mr. Raul Calfat.

Presiding Board:	Mr. José Luciano Duarte Penido - Chairman.
Mrs. Claudia Elisete Rockenbach Leal - Secretary.

Agenda: According to the provisions set forth in the Article 17 of the Articles of Association: (i) to approve, according to recommendation made by the Staff and Remuneration Committee, the global remuneration of the Administrators of the Company for the fiscal year of 2015, to be recommended to the General Meeting; (ii) to approve the budget of the Company for the fiscal year of 2015; (iii) to approve the new risk matrix of the Company; (iv) to approve the review of the Policy on Genetically Modified Eucalyptus (GM Eucalyptus) of the Company; (v) to approve, according to recommendation made by the Finances Committee, the renewal of Guarantee Insurance for the administrative proceeding being processed by the Federal Justice of the Court Division of Brasília; (vi) ratify, according to recommendation made by the Finances Committee, the contracting of debt swap operations in 2014; (vii) to approve increase in the

Debt Funding Plan by one hundred and fifty million American dollars (US$ 150,000,000.00), with settlement forecasted for the fiscal year of 2014; (viii) to approve the creation of new non-statutory Executive Board and corresponding appointment of Mr. Fernando de Lellis Garcia Bertolucci to occupy the position; and (ix) to approve the Crises Management Plan of the Company.

Decisions: After the issues set forth in the Agenda were examined and discussed, the attending Directors decided, by unanimous votes and without restrictions and/or exceptions:

(i) To approve, according to recommendation made by the Staff and Remuneration Committee, the value of the global remuneration of the Administrators for the fiscal year of 2015, to be submitted to approval of the General Meeting.

(ii) To approve the budget of the Company for the fiscal year of 2015.

(iii) To approve the new corporate risk matrix of the Company.

(iv) To approve the review of the Policy on Genetically Modified Eucalyptus (GM Eucalyptus) of the Company, according to the terms set forth in the Annex I of these Minutes.

(v) To approve, according to recommendation made by the Finances Committee, the renewal of the Guarantee Insurance, issued by Swiss Re on September 3rd, 2013, amounting to one hundred and twenty-four million, one hundred and twenty-nine thousand, four hundred and sixty-seven Brazilian reais and eighty-eight cents [sic] (R$ 124,219,467.88 [sic]) at the rate of 0.45% per year, as a guarantee of the Tax Foreclosure number 003268162.2012.4.03.6182, which is being processed by the Federal Tax Foreclosure Court of São Paulo.

(vi) To ratify, according to recommendation made by the Finances Committee, the contracting of debt swap operation amounting to two hundred million dollars (US$ 200,000,000.00) from Bank of America on July 28th, 2014, and the contracting of debt swap operation amounting to approximately ninety-three million dollars (US$ 93,000,000.00) from JP Morgan on July 23rd, 2014.

(vii) To approve, according to recommendation made by the Finances Committee, increase in the Debt Funding Plan by one hundred and fifty million American dollars (US$ 150,000,000.00), with settlement forecasted for the fiscal year of 2014.

(viii) To approve the creation of new non-statutory Technology and Innovation Executive Board, according to recommendation made by the Chief Executive Officer, Mr. Marcelo Castelli, authorized by the Staff and Remuneration Committee.

(ix) To approve the appointment of Mr. Fernando de Lellis Garcia Bertolucci, Brazilian citizen, married, bearer of the Identity Card [RG] number M-3.431.408, issued by the Public Safety Department, State of Minas Gerais [SSP/MG], registered with the Brazilian Treasury Department as an Individual Taxpayer [CPF/MF] under number 563.952.646-72, resident and domiciled in the City of Aracruz, State of Espírito Santo, with business office established at Rodovia Aracruz - Barra do Riacho, Km 25, current General Manager of Technology, to perform the duties of non-statutory Chief Technology and Innovation Officer of the Company, as of this date.

(x) To approve the Crises Management Plan of the Company.

Closing: There being no further businesses to be addressed, the Meeting was closed, and these Minutes were drawn up, read, deemed accurate, approved and signed by all attendees. Attendances: José Luciano Duarte Penido (Chairman of the Board of Directors); Alexandre Gonçalves Silva; Carlos Augusto Lira Aguiar; Eduardo Rath Fingerl; João Carvalho de Miranda; João Henrique Batista de Souza Schmidt, Julio Cesar Maciel Ramundo; Marcos Barbosa Pinto; Raul Calfat; and Claudia Elisete Rockenbach Leal - Secretary.

São Paulo, December 11th, 2014.

I hereby certify that these Minutes are a faithful copy of the original document filed at the registered office of the Company.

Presiding Board:

José Luciano Duarte Penido	Claudia Elisete Rockenbach Leal
Chairman	Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19, 2014

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO